Filed Pursuant to Rule 433

Registration No.: 333-134553

FX Basket-Linked Note

Preliminary Terms and Conditions
“90% Principal Protected Basket”	February 20, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in Chinese Renminbi (CNY), Indian Rupee (INR), Russian Ruble (RUB), Australian Dollar (AUD) and New Zealand Dollar (NZD) (collectively, the Reference Currencies) relative to the U.S. dollar (USD) ..  If, as of the Valuation Date, the Basket Return is greater than or equal to zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Adjustment Amount equal to the principal amount of the notes multiplied by the product of the Leverage (a minimum of 150%) and the Basket Return. If, as of the Valuation Date, the Basket Return is less than zero and greater than –10% (that is, if the Reference Currencies have in aggregate depreciated relative to the USD on the Valuation Date but not by more than 10%), the investor will receive a single payment at maturity equal to the principal amount of the notes minus an Adjustment Amount equal to the principal amount of the notes multiplied by the Basket Return. However, if the Basket Return on the Valuation Date is less than or equal to –10% (that is, if the Reference Currencies have in aggregate depreciated by more than 10% relative to the USD on the Valuation Date), then the investor will receive only 90% of the principal amount back at maturity.

The notes are only 90% principal protected, and if the Basket Return is less than zero, the Adjustment Amount will represent a loss of principal in proportion to the percentage depreciation of the Basket Return. In such circumstances, the Redemption Amount will be less than the principal amount of the notes, and investors may lose up to 10% of the principal they invest in the notes. The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc.
Ratings	(A1, A+, AA–)(1)
Issue Size	$[TBD]
Issue Price	100%
Principal Protection	90% at the Maturity Date
Trade Date	[February [21], 2008]
Issue Date	[February [28], 2008]

(1) Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Valuation Date

[February [23], 2009]; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described under “Disruption Events” below)

Maturity Date	[March [2], 2009]
Reference Currencies	Chinese Renminbi (CNY), Indian Rupee (INR), Russian Ruble (RUB), Australian Dollar (AUD) and New Zealand Dollar (NZD)
Reference Exchange Rates

For AUD and NZD, the spot exchange rates for each of AUD and NZD quoted against the U.S. dollar, expressed as the number of USD per unit of the Reference Currency. For CNY, INR and RUB the spot exchange rate for each of CNY, INR and RUB, respectively, quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per one USD.

Leverage	A minimum of 150%
Redemption Amount

A single U.S. Dollar payment on the Maturity Date (rounded to the nearest whole U.S. cent) equal to the principal amount of each note plus the Adjustment Amount, which Adjustment Amount may be negative (that is, if the Adjustment Amount is negative, the value of the Adjustment Amount will be subtracted from the principal amount of the notes for purposes of calculating the Redemption Amount).

Only 90% of the principal amount of your notes is protected if held to maturity, and you may lose part of your investment. If the Basket Return on the Valuation Date is less than or equal to 0.00%, the Adjustment Amount will be negative and equal to the principal amount of each note multiplied by the Basket Return, and at maturity you will receive only a portion of the original Principal, but not less than $9,000 per $10,000 note, reflecting a loss of $1,000 per $10,000 note (the equivalent of a loss of 10% of the principal amount invested).

Adjustment Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:
		Leverage* Basket Return	if the Basket Return is greater than or equal to zero
		Basket Return	if the Basket Return is greater than –10.00% and less than zero
		[–10.00%]	if the Basket Return is less than or equal to –10.00%
provided that the minimum Adjustment Amount shall be –10.00%.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For CNY, RUB and INR:
	Weighting*	{ Initial Reference Currency Rate — Settlement Rate	}
Initial Reference Currency Rate

For AUD and NZD:
	Weighting*	{ Settlement Rate — Initial Reference Currency Rate	}
Settlement Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	CNY	20%	TBD
	INR	20%	TBD
	RUB	20%	TBD
	AUD	20%	TBD
	NZD	20%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference	Valuation Business Day
	CNY	SAEC	Beijing
	INR	RBIB	Mumbai
	RUB	EMTA	Moscow
	AUD	USDAUDFIXM=WM* (as substitute for 1FEE)	London
	NZD	USDNZDFIX=WM* (as substitute for 1FEE)	London
*As observed at approximately 4.00 p.m. London time

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).
A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for CNY and INR only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0DU86
CUSIP: 5252M0DU8
Settlement System	DTC
Denominations	USD 10,000 and whole multiples of USD 10,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$10,000	$200.00	$9,800.00
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $200.00 per $10,000 principal amount, or of up to 2.0%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn adjustment income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending February 13, 2005 through the week ending February 17, 2008 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Adjustment Amount will be payable at maturity, or what that Adjustment Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending February 13, 2005 through the week ending February 17, 2008, and February 20, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on February 19, 2008 based upon the Reference Exchange Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Adjustment Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which the Adjustment Amount will be positive or negative, based on the hypothetical values for the Leverage of 150% and for the Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well as for the Settlement Rates (which will be determined on the Valuation Date) and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: CNY, INR, RUB, AUD and NZD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0740 (7.40%), which is greater than zero.  The Adjustment Amount is therefore equal to 11.10%, and the Redemption Amount is equal to 111.00%, times the principal amount of the notes.

Because the Basket Return is 0.0740, the Redemption Amount payable at maturity is equal to $11,110 per $10,000 note (reflecting an Adjustment Amount of $1,110 per note), calculated as follows:

Redemption Amount = $10,000 + ($10,000 * 150% * 0.0740) = $11,110.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
CNY	7.1486	6.6482	20%	0.0140
INR	39.82	36.63	20%	0.0160
RUB	24.5417	21.8667	20%	0.0218
AUD	0.9184	0.9835	20%	0.0132
NZD	0.7965	0.8339	20%	0.0090
	Basket Return = Sum of Weighted Currency Returns =			0.0740

Example 2: CNY, INR, RUB, AUD and NZD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0496 (–4.96%).  The Adjustment Amount is therefore equal to –4.96% and the Redemption Amount is equal to 95.04% times the principal amount of the notes.

Because the Basket Return is –0.0496, the Redemption Amount payable at maturity is equal to $9,504.00 per $10,000 note (reflecting an Adjustment Amount of $–496.00 per note), calculated as follows:

Redemption Amount = $10,000 + ($10,000 *–0.0496) = $9,504.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
CNY	7.1486	7.4488	20%	–0.0084
INR	39.8200	40.6562	20%	–0.0042
RUB	24.54	25.92	20%	–0.0112
AUD	0.9184	0.8532	20%	–0.0153
NZD	0.7965	0.7567	20%	–0.0105
	Basket Return = Sum of Weighted Currency Returns =			–0.0496

Example 3: CNY and INR each appreciate relative to their Initial Reference Currency Rates, while RUB, AUD and NZD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0170 (1.70%).  The Adjustment Amount is therefore equal to the 2.55%, and the Redemption Amount is equal to 102.55%, times the principal amount of the notes.

Because the Basket Return is 0.0170, the Redemption Amount payable at maturity is equal to $10,255.00 per $10,000 note (reflecting an Adjustment Amount of $255.00 per note), calculated as follows:

Redemption Amount = $10,000 + ($10,000 * 150% * 0.0170) = $10,255.00

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
CNY	7.1486	6.5767	20%	0.0160
INR	39.8200	36.2362	20%	0.0180
RUB	24.54	25.40	20%	–0.0070
AUD	0.9184	0.9000	20%	–0.0041
NZD	0.7965	0.7735	20%	–0.0060
	Basket Return = Sum of Weighted Currency Returns =			0.0170

Example 4: CNY and RUB each depreciate relative to their Initial Reference Currency Rates, while INR, AUD and NZD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.1000 (–10.00%).  The Adjustment Amount is therefore equal to –10.00%, and the Redemption Amount is equal to 90.00% times the principal amount of the notes.

Because the Basket Return is –0.1000, the Redemption Amount payable at maturity is equal to $9,000.00 per $10,000 note (reflecting an Adjustment Amount of –$1,000.00 per note), calculated as follows:

Redemption Amount = $10,000 + ($10,000 * –0.1000) = $9,000.00

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
CNY	7.1486	9.3647	20%	–0.0620
INR	39.8200	38.5059	20%	0.0066
RUB	24.54	31.90	20%	–0.0600
AUD	0.9184	0.9551	20%	0.0077
NZD	0.7965	0.8284	20%	0.0077
	Basket Return = Sum of Weighted Currency Returns =			–0.1000

Example 5: CNY and RUB each depreciate relative to their Initial Reference Currency Rates, while INR, AUD and NZD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.1140 (–11.40%).  The Adjustment Amount is therefore equal to –10.00%, and the Redemption Amount is equal to 90.00%, times the principal amount of the notes.

Because the Basket Return is –0.11400, the Redemption Amount payable at maturity is equal to $9,000.00 per $10,000 note (reflecting an Adjustment Amount of –$1,000 per note), calculated as follows:

Redemption Amount = $10,000.00 + ($10,000 x [–10.00%]) = $9,000.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Basket	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
CNY	7.1486	9.3647	20%	–0.0620
INR	39.8200	39.0236	20%	0.0040
RUB	24.54	32.40	20%	–0.0640
AUD	0.9184	0.9377	20%	0.0041
NZD	0.7965	0.8124	20%	0.0039
	Basket Return = Sum of Weighted Currency Returns =			–0.1140